SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 3, 2004

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                                         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                                                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                                                     No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                                                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item

1.	Translation of a letter to CONASEV dated February 24, 2004 regarding the new CEO of Telefonica Multimedia

2.	Translation of a letter to CONASEV dated February 25, 2004 regarding the redemption of Series E of the 28th Issue of the 2nd Program of Commercial Paper of Telefonica del Peru, S.A.

3.	Translation of a letter to CONASEV dated March 4, 2004 regarding the delisting of the ADSs on the Lima Stock Exchange

4.	Translation of a letter to CONASEV dated April 20, 2004 regarding the 2nd Issue of the 3rd Program of Telefonica del Peru’s Corporate Bonds

5.	Translation of a letter to CONASEV dated April 21, 2004 confirming the payment and maturity dates for Series A of the 2nd Issue of the 3rd Program of Telefonica del Peru’s Corporate Bonds issued on April 20, 2004.

Item 1.

GGR-135-A-        -2004

Lima, February 24th, 2004

Messrs:

REGISTRO PÚBLICO DEL

MERCADO DE VALORES

CONASEV

For Your Consideration:

As established in resolution No. 722-97-EF/94.10, Telefónica del Perú S.A.A. submits the following update regarding its Economic Group. Mr. Werner Schuler Schutz has been appointed as Chief Executive Officer of Telefónica Multimedia S.A.C.

Attached you will find the information of the company, according to the established format.

Regards,

Julia María Morales Valentín

Stock-Exchange Representative

Telefónica del Perú S.A.A.

TELEFÓNICA MULTIMEDIA S.A.C.

1. CIIU :	92136

2. R.U.C. :	20290000263

3.Address:	Paseo de la República 3755 6° floor San Isidro

4. Legal Representative:	Schuler Schütz Werner

5. Shareholders with 5% or more of the capital stock:
Telefónica del Perú S.A.A.

6. Board

Nadal Ariño, Javier (President)	Passport No. 73180805-A
Revilla Vergara Juan	DNI 08234014
Martínez Caro Diego	C.E. No. N-118184
Villa Mardon Antonio	DNI 10840875
Duncan Cary-Barnard Michael Alan	DNI 10803501

7. Chief Executive Officer:

Schuler Schütz Werner, with DNI 10274322

Item 2.

TRANSLATION

GCF-220-A1-0053-04

Lima, February 25, 2004

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the following redemption:

•	SERIES “E” OF THE 28TH ISSUE OF THE SECOND PROGRAM OF COMMERCIAL PAPERS:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value
28th	E	120	10.28.03	02.25.04	S/.18,010,000.00

Sincerely,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

Item 3.

TRANSLATION

Lima, March 4, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Other Communications

Dear Sirs,

According Article 28 of the Peruvian Capital Market Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, we inform you that today we have requested the Lima Stock Exchange (Bolsa de Valores de Lima) to exclude from their institution, the American Depositary Shares (ADSs) due to the cancellation of the ADR program and the delisting of the above mentioned securities from the New York Stock Exchange (NYSE).

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 4.

TRANSLATION

April 20, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of Series A of the 2nd Issue of the Third Program of Telefónica del Peru’s Corporate Bonds of Monday, April 19 inscribed in the Capital Markets Public Records as per Resolution No. 079-2003/EF/94.11 on October 3, 2003.

Amount	: S/. 30,000,000

Date of Issue	: April 20, 2004

Date of Redemption	: April 20, 2007

Nominal Interest Rate	: 5.3125%

Coupon	: Semiannual

Schedule:
Coupon 1	10/20/2004
Coupon 2	04/20/2005
Coupon 3	10/20/2005
Coupon 4	04/20/2006
Coupon 5	10/20/2006
Coupon 6	04/20/2007

In addition, we inform you that there is a remaining balance to be issued of S/.40,000,000.00.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 5.

TRANSLATION

April 21, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. confirms the market, herewith, the dates of payment and maturity of the coupons of the Series A, Second Issue of the Third Program of Corporate Bonds, issued last Tuesday, April 20, 2004:

Name	: Third Program of Telefónica del Perú
Corporate Bonds – Second Issue

Series	: A

Amount	: S/.30,000,000

Maturity Date	: Coupon 1 10/20/2004
Coupon 2 04/20/2005
Coupon 3 10/20/2005
Coupon 4 04/20/2006
Coupon 5 10/20/2006
Coupon 6 04/20/2007

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Date: May 3, 2004	By:	/S/ JULIA MARÍA MORALES VALENTÍN

	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.